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                                                               Exhibit 4(a)

                        DESCRIPTION OF TRW CAPITAL STOCK


GENERAL

     TRW's authorized capital stock consists of 255,099,536 shares, classified as follows: 250,000,000 shares of Common Stock, par value $0.625 per share; 5,000,000 shares of Serial Preference Stock II, without par value ("Serial Preference Stock II"); and 99,536 shares of Serial Preference Stock, without par value ("Serial Preference Stock" and, together with Serial Preference Stock II, "Preference Stock").

     Each share of Common Stock is generally entitled to one vote on the election of directors and upon all other matters on which shareholders may vote. All shares are fully paid and nonassessable. They are entitled to participate equally and ratably in dividends, if any, as may be declared by the Directors out of funds legally available therefor and in distributions on liquidation, in each case subject to preferential rights of the holders of Preference Stock. Dividends may not be paid to holders of Common Stock if the dividends fixed with respect to the Preference Stock have not been paid or provided for.
Holders of Common Stock have no preemptive or cumulative voting rights, except if requested by shareholders pursuant to Ohio law. TRW has a classified board of Directors, and TRW's Regulations provide that a two-thirds vote is required to remove Directors without cause; accordingly, at least two annual shareholders' meetings will be required to effect a change in a majority of the Directors, regardless of whether cumulative voting is invoked. The Common Stock is traded on the New York, Chicago, Pacific and Philadelphia Stock Exchanges, as well as on the Frankfurt and London Stock Exchanges.

     TRW may issue shares of Preference Stock in series having whatever rights and preferences the Directors may determine consistent with TRW's Amended Articles of Incorporation. One or more series of Preference Stock may be made convertible into Common Stock at rates determined by the Directors, and Preference Stock may be redeemable. Shares of Preference Stock rank, as to dividend and liquidation rights, senior to Common Stock and on a parity with each other. The holders of Serial Preference Stock are entitled to receive $100 per share in the event of any involuntary liquidation. Dividends on Preference Stock are cumulative from the date of issuance or from such other date or dates as may be fixed for the series by the Directors. Each share of Serial Preference Stock II is entitled to one vote, and the holders of Serial Preference Stock are entitled to two votes for each share. Holders of Common Stock, Serial Preference Stock II and Serial Preference Stock vote together as one class on all matters, except following certain defaults in the payment of dividends on the Preference Stock, or with respect to certain transactions or amendments to the Articles of Incorporation,


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which require the vote of holders of Preference Stock voting separately as a class. Preference Stock may be issued from time to time upon authorization of the Directors without action of the shareholders.

     There are no shares of Serial Preference Stock outstanding and two series of Serial Preference Stock II outstanding: Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 ("Series 1"), and Cumulative Serial
Preference Stock II, $4.50 Convertible Series 3 ("Series 3"). TRW has 1,735,000 authorized shares of Series 1 and 2,120,000 authorized shares of Series 3. In addition, there are authorized, but not outstanding, 1,145,000 shares of Cumulative Redeemable Serial Preference Stock II, Series 4 ("Series 4"). The annual dividend rates fixed are $4.40 per share for Series 1 and $4.50 per share for Series 3, and in the event of liquidation, the holders of outstanding shares of Series 1 and Series 3 are entitled to receive $104 and $40 per share, respectively, in case of any involuntary liquidation and an amount equal to the redemption price in effect on the distribution date in case of any voluntary liquidation. The quarterly dividend rate fixed for each share of Series 4 is the lesser of $100 or 100 times the aggregate per share dividend amounts declared on a share of Common Stock since the immediately preceding quarterly dividend payment date. In the event of any liquidation, the holders of outstanding shares of Series 4 are entitled to receive an amount per share at least equal to the redemption price in effect on the distribution date.

     Shares of Series 1 are convertible into Common Stock at the option of the holders at any time prior to redemption at the rate of 4.4 shares of Common Stock for each share of Series 1, and outstanding shares of Series 3 are convertible into Common Stock at the option of the holders at any time prior to redemption at the rate of 3.724 shares (as adjusted) of Common Stock for each share of Series 3, in each case subject to adjustment to reflect stock splits, stock dividends, combinations and certain issuances of securities and distributions. Shares of Series 4 are not convertible into shares of TRW Common. Series 1 and Series 3 are redeemable at a price of $104 and $100 per share, respectively. Series 4 is redeemable at a price of $30,000 per share, subject to adjustment from time to time based on the Rights Agreement dated as of April 24, 1996, between TRW and National City Bank (the "Rights Agreement"), which sets forth the terms of the shareholder purchase rights plan adopted by the Directors of TRW.


     Pursuant to the terms of the Rights Agreement, each shareholder of record on May 17, 1996 received as a dividend one right ("Right") for each share of TRW Common owned on that date. Each Right entitles the holder, upon the occurrence of certain events, to buy one one-hundredth of a share of Series 4 from TRW at a price of $300. In addition, in certain other events, each right will entitle the holder (other than an acquiring party) to purchase $600 of TRW Common or common stock of another person at a 50 percent discount. TRW may redeem each Right for


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$.01 per share at any time prior to the earlier of (a) the close of business on the tenth day following the first occurrence of certain events which would result in the Rights becoming exercisable to purchase TRW Common or common stock of another person or (b) April 24, 2006. The Rights do not confer any right to vote, to receive dividends or other distributions, or any other rights of a shareholder prior to their exercise.

     THE DESCRIPTION OF THE TERMS OF TRW COMMON, SERIAL PREFERENCE STOCK II AND SERIAL PREFERENCE STOCK SET FORTH HEREIN IS ONLY A SUMMARY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO TRW'S AMENDED ARTICLES OF INCORPORATION, WHICH CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF EACH SUCH CLASS OF STOCK. THE DESCRIPTION OF THE RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT.

TRANSFER AGENTS AND REGISTRARS

     The Transfer Agents for TRW Common are TRW Inc. in Cleveland, Ohio and First Chicago Trust Company in New York, New York; the Registrars are National City Bank in Cleveland, Ohio and First Chicago Trust Company in New York,
New York.  The Rights Agent is National City Bank in Cleveland, Ohio.

TRW INDENTURES AND AGREEMENTS

     TRW is, and from time to time will become, a party to indentures and agreements, some of which may have the effect of restricting dividends (except stock dividends) and other distributions on, and the purchase, redemption or retirement of, TRW stock, unless the total amount involved in such transactions does not exceed a specified amount plus the consolidated net income of TRW (as defined in the indenture or agreement), subject to certain adjustments.



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